ABX 3/10

[redacted]

09059087

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27045

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CLG Investment Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Glenville Street, 3rd Floor
(No. and Street)

Greenwich (City) Connecticut (State) 06831 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin Dodds (203) 629-4333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Walter J. McKeever & Company
(Name – *if individual, state last, first, middle name*)

P.O. Box 5147 (Address) Greenwich (City) Connecticut (State) 06831 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 02 2009
Washington, DC
106

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19

OATH OR AFFIRMATION

I, Kevin Dodds, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CLG Investment Company, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Notary Public
State of Connecticut
Denise Torres
My Appointment Expires 11-30-2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLG INVESTMENT COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITOR'S REPORT

Year Ended December 31, 2008

CLG INVESTMENT COMPANY, INC.

TABLE OF CONTENTS

Year Ended December 31, 2008

WALTER J. MCKEEVER & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

15 VALLEY DRIVE
GREENWICH, CONNECTICUT 06831
203 622-8625
FAX 203 622-4170

PLEASE REPLY TO:
POST OFFICE 5147
GREENWICH, CONNECTICUT 06831
www.wjmco.com

INDEPENDENT AUDITOR'S REPORT

To the Shareholder of
CLG Investment Company, Inc.

We have audited the accompanying statement of financial condition of CLG Investment Company, Inc. (a Delaware Corporation) as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of CLG Investment Company, Inc. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Walter J. McKeever & Company
Greenwich, Connecticut
February 27, 2009

CLG INVESTMENT COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS	
Current Assets	
Cash	$ 956,116
Accounts receivable - clearing brokers	139,975
Accounts receivable - trade	13,000
Securities owned - at market value (Note 1)	651,201
Other current assets	132,798
Total Current Assets	1,893,090
Property and Equipment	
Equipment, furniture and fixtures (net of accumulated depreciation - $41,412)	3,225
Other Assets	1,365
Total Assets	$ 1,897,680
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current Liabilities	
Accounts payable	$ 42,419
Deferred income (Note 1)	1,024,000
Accrued expenses	112,670
Total Liabilities	1,179,089
Shareholder's Equity	
Common stock, $5 par value, 1,000 shares authorized, issued and outstanding	5,000
Additional paid-in capital	713,591
Retained earnings	-
Total Shareholder's Equity	718,591
Total Liabilities and Shareholder's Equity	$ 1,897,680

See accompanying notes to financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Transactions in securities and listed options and the related income and expense are recorded on a settlement date basis.

Marketable securities and treasury bills owned are stated at quoted market value with unrealized gains and losses reflected in income.

Property and equipment is carried at cost. Depreciation is determined using Federal tax depreciation methods. The difference between using Federal tax depreciation versus straight line depreciation is immaterial to the financial statements.

Deferred income arises as follows: The Company's sale of research services may be exchanged for "soft dollar" trading commissions. When the Company receives and executes such trades in excess of computer services provided, a portion of the "soft dollar" trading commissions earned are considered deferred, inclusive of such executory costs as may be incurred with the trade.

The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholder of an S corporation is taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The state tax treatment of an S corporation is identical to federal tax treatment.

NOTE 2. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The rule requires that the Company must maintain net capital, as defined, equal to the greater of 6 and 2/3% of aggregate indebtedness, as defined, or $250,000. At December 31, 2008, the Company had net capital of $622,518 which exceeded requirements by $372,518.

NOTE 3. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt for the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's does not carry securities accounts for customers or perform custodial functions relating to customer securities.

NOTE 4. PROFIT SHARING PLAN

The Company has a profit sharing plan covering all full-time employees except for commission sales personnel. The contribution is at the discretion of the shareholder. Profit sharing expense for the year ended December 31, 2008 was $8,400.

NOTE 5. CONCENTRATION OF CREDIT RISK

The Company maintains its cash in various financial institutions. Accounts at the institution are insured up to $250,000 by the Federal Deposit Insurance Corporation. As of December 31, 2008, the Company exceeded the insured limits by $1,788.

NOTE 6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2008, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

NOTE 7. COMMITMENTS

On September 10, 2006, the Company entered into a sublease with Concept Capital. The annual rent of $50,400 includes common charges for the use of telephone and networking equipment, utilities and general maintenance. This contract expired on June 30, 2008 and been extended for a month-to-month basis. Either party may at any time terminate the lease upon thirty days written notice. Total rent expense for the year ended December 31, 2008 was $66,230 which includes storage rental of $20,030.

NOTE 8. UNASSERTED POSSIBLE CLAIM OR ASSESSMENT

The Company received letters dated July 17, 2008 and October 17, 2008, from Financial Industry Regulatory Authority ("FINRA") requesting information regarding the details of a specific customer transaction. The Company has responded to these requests. It is assumed by the Company that the matter has been resolved.